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   [LETTERHEAD OF MUSLIM MEDIA NETWORK, INC.]



                                  May 24, 2006

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0306

RE:  Muslim Media Network, Inc.
     Registration Statement on Form SB-2, as amended by Post-Effective Amendments 1 through 3
     File No. 333-125312
     Request for Withdrawal

Ladies/Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended ("the Act"), Muslim Media Network, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form SB-2, File No. 333-125312, which had been declared effective as of October 17, 2005 and which was subsequently amended by Post-Effective Amendments 1 through 3. The reasons for the withdrawal of the Registration Statement are as follows: The costs of the offering process have exceeded the projected costs; the response of potential investors to the offering, although on a trend that appeared sufficient to reach the minimum offering requirement, was not sufficient enough to offset the increased offering costs; and the Company's financial performance has not met the Company's expectations. We request that the withdrawal of Registration Statement be made effective as soon as possible.

     No sales of any of the Company's securities have been completed. All of the potential investors' funds in escrow will be returned promptly to the investors. The Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

     The Company further requests that (1) the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and (2) an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     Should you have any comments please contact our legal counsel, Daniel R. Boynton at (248) 458-3584.

                                                     Very truly yours,
                                                     Muslim Media Network, Inc.

                                                     /s/ A.S. NAKADAR
                                                     By: A. S. Nakadar
                                                     Its: President